Exhibit (a)(1)(F)
FORM OF EMAIL
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL OF ELECTION FORM
From: GROVE COLLABORATIVE HOLDINGS, INC.

Re:	Confirmation of Receipt of Notice of Withdrawal of Election Form
This message confirms that GROVE COLLABORATIVE HOLDINGS, INC. (“Grove”) has received your Notice of Withdrawal of Election Form (“Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed.
If your Notice of Withdrawal is properly completed and signed and timely received by us, you will have revoked your prior election to exchange your Eligible Options as set forth in your previously submitted Election Form. With respect to the Eligible Options listed on your Notice of Withdrawal, we will neither cancel nor exchange such awards for New RSUs, and you will retain your Eligible Options subject to their original terms, exercise price and vesting schedule. Unless you deliver a new, properly completed and signed Election Form before 6:00 p.m., Pacific Time, on Friday, October 21, 2022, or a later date if the Exchange Offer is extended, the Eligible Options listed on your Notice of Withdrawal will remain outstanding following the expiration of the Exchange Offer.
You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, Election Form or any other documents relating to the Exchange Offer) by email to 2022-tender-offer@grove.co.
Capitalized terms used but not otherwise defined in this email shall have the meaning set forth in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated September 26, 2022.